Loma Negra Reports 3Q24 results Buenos Aires, November 6, 2024 – Loma Negra, (NYSE: LOMA; BYMA: LOMA), (“Loma Negra” or the “Company”), the leading cement producer in Argentina, today announced results for the three-month period ended September 30, 2024 (our “3Q24 Results”). 3Q24 Key Highlights  Net sales revenues stood at Ps. 180,686 million (US$ 185 million), and decreased by 21.2% YoY, mainly explained by a decrease of 21,0% in the Cement segment sales volumes.  Consolidated Adjusted EBITDA reached Ps. 43,279 million, decreasing 18.5% YoY in pesos, while in dollars it reached 55 million, down 16.5% from 3Q23.  The Consolidated Adjusted EBITDA margin stood at 24.0%, with an expansion of 78 basis points YoY from 23.2%, despite the lower volumes.  Net Profit of Ps. 21,153 million, down 8.7% from Ps. 23,177 million in the same period of the previous year, where lower operational result was partially compensated with an improvement in the net total finance gain.  Net Debt decreased to Ps. 171,888 million (US$177 million), representing a Net Debt/LTM Adjusted EBITDA ratio of 1.03x, compared to 1.40x in FY23, reflecting a reduction in indebtedness of US$40 million during the quarter. The Company has presented certain financial figures, Table 1b and Table 11, in U.S. dollars and Pesos without giving effect to IAS 29. The Company has prepared all other financial information herein by applying IAS 29. Commenting on the financial and operating performance for the third quarter of 2024, Sergio Faifman, Loma Negra’s Chief Executive Officer, noted: “We are pleased to present Loma Negra’s third-quarter results. Industry volumes this quarter showed a strong sequential improvement, rising 25%. While still below last year’s levels, the steady recovery in activity signals that the most challenging period is behind us. While economic challenges persist, we are already seeing encouraging results that give us confidence we are in the final stages of a transitional phase. As macroeconomic factors stabilize and the economic landscape improves, we anticipate a much stronger recovery ahead. Reviewing the numbers, this quarter LOMA achieved an Adjusted EBITDA of US$55 million, with an EBITDA margin expansion of 78 basis points, which is remarkable given the challenging scenario and the sharp drop on demand. It's important to note that third-quarter margins are always lower due to seasonal factors like higher energy costs. Regarding our balance sheet, this quarter we showed substantial deleveraging, where Net Debt stood at US$177 million, down US$40 million from the previous quarter. While we recognize the challenges that lie ahead, we are optimistic about the near-term future of our company and excited by the opportunities on the horizon."

Table 1: Financial Highlights

(amounts expressed in millions of pesos, unless otherwise noted)

	Three-months ended September 30,			Nine-months ended September 30,		
	2024	2023	% Chg.	2024	2023	% Chg.
Net revenue	180,686	229,223	-21.2%	485,991	650,629	-25.3%
Gross Profit	40,774	53,306	-23.5%	120,569	161,041	-25.1%
Gross Profit margin	*22.6%*	*23.3%*	*-69 bps*	*24.8%*	*24.8%*	*+6 bps*
Adjusted EBITDA	43,279	53,113	-18.5%	120,708	156,574	-22.9%
Adjusted EBITDA Mg.	*24.0%*	*23.2%*	*+78 bps*	*24.8%*	*24.1%*	*+77 bps*
Net Profit (Loss)	21,153	23,177	-8.7%	121,735	60,210	102.2%
Net Profit (Loss) attributable to owners of the Company	20,929	22,861	-8.5%	121,628	60,646	100.6%
EPS	35.8696	39.1868	-8.5%	208.4535	103.9400	100.6%
Average outstanding shares (*)	583	583	0.0%	583	583	0.0%
Net Debt	171,888	232,202	-26.0%	171,888	232,202	-26.0%
Net Debt /LTM Adjusted EBITDA	1.03x	0.97x	0.06x	1.03x	0.97x	0.06x

(*) Net of shares repurchased

Table 1b: Financial Highlights in Ps and in U.S. dollars (figures exclude the impact of IAS 29)

In million Ps.	Three-months ended September 30,			Nine-months ended September 30,		
	2024	2023	% Chg.	2024	2023	% Chg.
Net revenue	174,172	66,249	162.9%	407,229	152,118	167.7%
Adjusted EBITDA	52,019	20,687	151.5%	131,554	47,386	177.6%
Adjusted EBITDA Mg.	*29.9%*	*31.2%*	*-136 bps*	*32.3%*	*31.2%*	*+115 bps*
Net Profit (Loss)	25,354	2,548	895.1%	63,720	15,558	309.6%
Net Debt	171,888	75,146	128.7%	171,888	75,146	128.7%
Net Debt /LTM Adjusted EBITDA	1.03x	0.97x	0.06x	1.03x	0.97x	0.06x

In million US$	Three-months ended September 30,			Nine-months ended September 30,		
	2024	2023	% Chg.	2024	2023	% Chg.
Ps./US$, av	942.54	313.01	201.1%	888.82	247.07	259.7%
Ps./US$, eop	970.92	350.01	177.4%	970.92	350.01	177.4%
Net revenue	185	212	-12.7%	458	616	-25.6%
Adjusted EBITDA	55	66	-16.5%	148	192	-22.8%
Adjusted EBITDA Mg.	*29.9%*	*31.2%*	*-136 bps*	*32.3%*	*31.2%*	*+115 bps*
Net Profit (Loss)	27	8	230.4%	72	63	13.9%
Net Debt	177	215	-17.5%	177	215	-17.5%
Net Debt /LTM Adjusted EBITDA	1.03x	0.97x	0.06x	1.03x	0.97x	0.06x

Overview of Operations

Sales Volumes

Table 2: Sales Volumes[2]

		Three-months ended September 30,			Nine-months ended September 30,		
		2024	2023	% Chg.	2024	2023	% Chg.
Cement, masonry & lime	MM Tn	1.44	1.74	-17.1%	3.59	4.89	-26.6%
Concrete	MM m3	0.12	0.15	-22.2%	0.29	0.46	-36.5%
Railroad	MM Tn	1.08	1.16	-7.0%	2.61	3.20	-18.6%
Aggregates	MM Tn	0.24	0.34	-28.7%	0.69	1.00	-31.2%

[2] Sales volumes include inter-segment sales

Sales volumes of Cement, masonry, and lime during 3Q24 decreased YoY by 17.1% to 1.4 million tons, although showing a significant sequential recovery of 32%, outperforming the industry's recovery. Bagged cement is demonstrating stronger recovery, with only a single-digit decline year-over-year, while bulk cement dispatches continue to lag, as larger construction projects typically require more time for planning and execution once favorable economic conditions began to show up Similarly, public works continue to show low levels of activity, while the national government and provinces explore new frameworks to redefine public infrastructure investment.

Regarding of the volume of the Concrete segment, there was a decrease of 22.2% year-over-year. Segment volumes followed the trend of bulk cement dispatches, showing a slower recovery, even though the sequential comparison showed a solid improvement of 28%. The incidence of the public sector is still very low, while national and provincial governments are discussing future steps. Similarly, volumes for the Aggregates segment declined 28.7% year-over-year.

The Railway segment experienced a contraction of 7.0% compared to the same quarter of 2023. The lower transported volume of construction materials was almost fully offset by an improvement in grains, chemicals and fracsand.

Review of Financial Results

Table 3: Condensed Interim Consolidated Statements of Profit or Loss and Other Comprehensive Income

(amounts expressed in millions of pesos, unless otherwise noted)

	Three-months ended September 30,			Nine-months ended September 30,		
	2024	2023	% Chg.	2024	2023	% Chg.
Net revenue	180,686	229,223	-21.2%	485,991	650,629	-25.3%
Cost of sales	(139,911)	(175,918)	-20.5%	(365,422)	(489,589)	-25.4%
Gross profit	**40,774**	**53,306**	**-23.5%**	**120,569**	**161,041**	**-25.1%**
Selling and administrative expenses	(16,569)	(19,027)	-12.9%	(48,440)	(57,866)	-16.3%
Other gains and losses	1,198	809	48.1%	1,828	2,010	-9.1%
Tax on debits and credits to bank accounts	(1,821)	(2,455)	-25.8%	(5,092)	(7,246)	-29.7%
Finance gain (cost), net						
Gain on net monetary position	34,504	89,582	-61.5%	222,407	169,684	31.1%
Exchange rate differences	(9,570)	(51,104)	-81.3%	(30,650)	(88,817)	-65.5%
Financial income	567	551	3.0%	1,155	11,176	-89.7%
Financial expense	(12,902)	(43,914)	-70.6%	(65,395)	(109,660)	-40.4%
Profit (Loss) before taxes	**36,182**	**27,749**	**30.4%**	**196,382**	**80,321**	**144.5%**
Income tax expense						
Current	(13,652)	5,485	n/a	(51,900)	(7,753)	569.5%
Deferred	(1,377)	(10,056)	-86.3%	(22,746)	(12,359)	84.1%
Net profit (Loss)	**21,153**	**23,177**	**-8.7%**	**121,735**	**60,210**	**102.2%**

Net Revenues

Net revenue decreased 21.2% to Ps. 180,686 million in 3Q24, from Ps. 229,223 million in the comparable quarter last year, mainly due to a lower top line performance of the Cement business, followed by the rest of the segments.

The Cement, masonry cement, and lime segment was down 21.0% YoY, with volumes contracting by 17.1%. Bagged cement dispatches are showing a quicker recovery, while bulk cement has been more affected by the economic environment, the standstill in public works, and lower activity levels in larger private projects. This effect is compounded by a softer pricing dynamic. With monthly inflation rates decreasing to low single digits, price increases are now more spaced out over time, allowing a more stable business environment.

Concrete registered a decrease in its revenue of 29.7% compared to 3Q23. This was mainly due to lower volumes, which decreased by 22.2% coupled with lower price dynamic. Similarly, the Aggregates segment posted a decrease in revenue of 42.4%, with sales volumes dropping 28.7% coupled with a more competitive scenario that affected price dynamics.

Railroad revenues showed a more moderate decrease of 4.7% in 3Q24 compared to the same quarter of 2023, as the lower transported volume, which decreased only 7.0% in the quarter, was partially offset with a positive price dynamic.

Cost of sales, and Gross profit

Cost of sales decreased by 20.5% YoY, reaching Ps. 139,911 million in 3Q24 compared to the same period of 2023, mainly due to the decrease in sales volumes across all segments, a lower impact of depreciations, and improved energy inputs. Regarding the cost of sales for cement, margins tend to tighten during this time of year due to seasonally higher energy inputs. Although this effect was mitigated by halting production in many of our kilns during the period and utilizing clinker stock, higher thermal and electrical energy costs impacted costs on a sequential basis. On the other hand, the significant improvement in sales volumes contributed to better absorption of fixed costs, offsetting the previously mentioned effect. In terms of electrical energy, the reduced energy requirements due to a longer halt in the limestone grinding phase of cement production increased the share of renewable energy in our energy matrix to 66%, up from 39% in 3Q23, contributing to lower energy costs. Additionally, freight costs and quarry exploitation fees also showed significant reductions compared to the third quarter of 2023.

Gross Profit decreased 23.5% YoY to Ps. 40,774 million in 3Q24, from Ps. 53,306 million in 3Q23, with a gross profit margin contraction of 69 basis points YoY to 22.6%.

Selling and Administrative Expenses

Selling and administrative expenses (SG&A) decreased 12.9% to Ps. 16,569 million in 3Q24, from Ps. 19,027 million in 3Q23. This was mainly due to lower salaries and a decrease in turnover tax and freight costs related to lower volume. As a percentage of sales, SG&A reached 9.2%, up 87 basis points year-over-year, mainly due to the lower top line.

Adjusted EBITDA & Margin

Table 4: Adjusted EBITDA Reconciliation & Margin

(amounts expressed in millions of pesos, unless otherwise noted)

	Three-months ended September 30,			Nine-months ended September 30,		
	2024	2023	% Chg.	2024	2023	% Chg.
Adjusted EBITDA reconciliation:						
Net profit (Loss)	21,153	23,177	-8.7%	121,735	60,210	102.2%
(+) Depreciation and amortization	17,875	18,025	-0.8%	46,751	51,389	-9.0%
(+) Tax on debits and credits to bank accounts	1,821	2,455	-25.8%	5,092	7,246	-29.7%
(+) Income tax expense	15,029	4,572	228.7%	74,647	20,111	271.2%
(+) Financial interest, net	9,757	39,713	-75.4%	47,809	86,888	-45.0%
(+) Exchange rate differences, net	9,570	51,104	-81.3%	30,650	88,817	-65.5%
(+) Other financial expenses, net	2,578	3,650	-29.4%	16,431	11,597	41.7%
(+) Gain on net monetary position	(34,504)	(89,582)	-61.5%	(222,407)	(169,684)	31.1%
Adjusted EBITDA	**43,279**	**53,113**	**-18.5%**	**120,708**	**156,574**	**-22.9%**
Adjusted EBITDA Margin	*24.0%*	*23.2%*	*+78 bps*	*24.8%*	*24.1%*	*+77 bps*

Adjusted EBITDA decreased 18.5% YoY in the third quarter of 2024 to Ps. 43,279 million from Ps. 53,113 million in the same period of the previous year, mainly due to lower adjusted EBITDA generated by our cement business, partially offset by better performances in the Railroad and Concrete segments.

On the other hand, the Adjusted EBITDA margin expanded 78 basis points to 24.0% compared to 23.2% in 3Q23, despite the volumes drop and with a positive contribution of the Railroad and Concrete segments.

In particular, the Adjusted EBITDA margin of the Cement, Masonry and Lime segment contracted 20 bps to 25.5%. Tight cost controls and lower energy inputs partially offset the impact of reduced top line.

Concrete Adjusted EBITDA margin expanded 355 bps, and stood at 4.2%, from 0.6% in 3Q23. This improvement was supported by cost control measures and gains from the sale of obsolete assets, which offset the lower top line.

The Adjusted EBITDA margin of Aggregates contracted to negative 17.0%, from 4.8% in 3Q23. The low level of activity and a complex competitive environment took a toll on segment's profitability.

Finally, the Adjusted EBITDA margin of the Railroad segment improved 840 bps to 12.6% in the third quarter, from 4.2% in 3Q23. Transported volumes showed a moderate decline, primarily due to increased grain transport. Prices demonstrated solid growth, that coupled with an effective cost control supported the positive results.

Finance Costs-Net

Table 5: Finance Gain (Cost), net

(amounts expressed in millions of pesos, unless otherwise noted)

	Three-months ended September 30,			Nine-months ended September 30,		
	2024	**2023**	% Chg.	**2024**	**2023**	% Chg.
Exchange rate differences	(9,570)	(51,104)	-81.3%	(30,650)	(88,817)	-65.5%
Financial income	567	551	3.0%	1,155	11,176	-89.7%
Financial expense	(12,902)	(43,914)	-70.6%	(65,395)	(109,660)	-40.4%
Gain on net monetary position	34,504	89,582	-61.5%	222,407	169,684	31.1%
Total Finance Gain (Cost), Net	**12,599**	**(4,884)**	n/a	**127,518**	**(17,617)**	n/a

During 3Q24, the Company reported a total **Net Financial Gain** of Ps. 12,599 million compared to a total net financial cost of Ps. 4,884 million in 3Q23, primarily due to a lower impact of the exchange rate differences due to a decrease of the devaluation pace, a lower net financial expense mainly due to lower interest rates and a lower debt position. This effects were partially compensated by a lower gain on net monetary position due to a lower passive monetary position during the quarter and a softer effect of inflation adjustments.

Net Profit and Net Profit Attributable to Owners of the Company

Net Profit of Ps. 21.2 billion in 3Q24 compared to a net profit of Ps. 23.2 billion in the same period of the previous year. The lower operational result, mainly due to the drop in volumes, was partially compensated with a higher total financial gain. On the financial side, the lower impact of the devaluation and the lower net financial expense was partially deflected by a lower gain on the net monetary position due to the lower inflation dynamic. This gain was partially offset by higher income tax expenses.

Net Profit Attributable to Owners of the Company stood at Ps. 20.9 billion. During the quarter, the Company reported a gain per common share of Ps. 35.8696 and an ADR gain of Ps. 179.3479, compared to a gain per common share of Ps. 39.1868 and a gain per ADR of Ps. 195.9340 in 3Q23.

Capitalization

Table 6: Capitalization and Debt Ratio

(amounts expressed in millions of pesos, unless otherwise noted)

	As of September 30,		As of December, 31
	2024	**2023**	**2023**
Total Debt	185,606	296,811	297,070
- Short-Term Debt	50,381	160,268	75,038
- Long-Term Debt	135,225	136,543	222,032
Cash, Cash Equivalents and Investments	(13,718)	(64,610)	(13,575)
Total Net Debt	**171,888**	**232,202**	**283,496**
Shareholder's Equity	714,674	633,321	593,095
Capitalization	**900,280**	**930,133**	**890,165**
LTM Adjusted EBITDA	**166,422**	**239,265**	**202,289**
Net Debt /LTM Adjusted EBITDA	1.03x	0.97x	1.40x

As of September 30, 2024, total Cash, Cash Equivalents, and Investments were Ps. 13,718 million compared with Ps. 64,610 million as of September 30, 2024. Total debt at the close of the quarter stood at Ps. 185,606 million, composed by Ps. 50,381 million in short-term borrowings, including the current portion of long-term borrowings (or 27% of total borrowings), and Ps. 135,225 million in long-term borrowings (or 73% of total borrowings).

At the close of the third quarter of 2024, 77% (or Ps. 143,272 million) of Loma Negra's total debt was denominated in U.S. dollars, and 23% (or Ps. 42,334 million) was in Pesos.

As of September 30, 2024, 14% of the Company's consolidated loans accrued interest at a variable rate, primarily based on BADLAR, as it is debt in pesos. The remaining 86% accrues interest at a fixed rate.

By the end of the quarter, the average duration of Loma Negra's total debt was 1.0 years.

The Net Debt to Adjusted EBITDA (LTM) ratio stood at 1.03x as of September 30, 2024, down from 1.40x as of December 31, 2023. During the quarter, the company addressed the maturity of its Class 1 bond (issued in pesos) and reduced its debt by US$40 million sequentially. The company's debt maturity profile remains very manageable, with no bond maturities until the fourth quarter of 2025.

Cash Flows

Table 7: Condensed Interim Consolidated Statement of Cash Flows

(amounts expressed in millions of pesos, unless otherwise noted)

	Three-months ended September 30,		Nine-months ended September 30,	
	2024	2023	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES				
Net Profit (Loss)	21,153	23,177	121,735	60,210
Adjustments to reconcile net profit (loss) to net cash provided by operating activities	17,177	18,878	(20,765)	71,834
Changes in operating assets and liabilities	25,240	3,099	(29,746)	(13,440)
Net cash generated by (used in) operating activities	**63,570**	**45,154**	**71,225**	**118,603**
CASH FLOWS FROM INVESTING ACTIVITIES				
Proceeds from disposal of Yguazú Cementos S.A.	-	308	-	1,309
Property, plant and equipment, Intangible Assets, net	(17,444)	(13,475)	(47,004)	(35,675)
Contributions to Trust	(185)	(153)	(637)	(957)
Net cash used in investing activities	**(17,629)**	**(13,321)**	**(47,641)**	**(35,323)**
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds / Repayments from borrowings, Interest paid	(34,767)	(7,007)	(15,253)	155,727
Dividends paid	-	(54,199)	-	(175,038)
Share repurchase plan	-	-	(551)	-
Net cash generated by (used in) by financing activities	**(34,767)**	**(61,206)**	**(15,804)**	**(19,311)**
Net increase (decrease) in cash and cash equivalents	**11,174**	**(29,372)**	**7,780**	**63,969**
Cash and cash equivalents at the beginning of the year	3,454	100,370	13,575	30,828
Effect of the re-expression in homogeneous cash currency ("Inflation-Adjusted")	(1,013)	(8,821)	(8,183)	(35,566)
Effects of the exchange rate differences on cash and cash equivalents in foreign currency	104	2,432	546	5,379
Cash and cash equivalents at the end of the period	**13,718**	**64,610**	**13,718**	**64,610**

In 3Q24, the cash generated in operating activities stood at Ps. 63,570 million, compared to a cash generation of Ps. 45,154 million in the same period of the previous year, mainly due to the positive effect of the working capital. During the quarter, clinker production was minimized to reduce energy inputs, resulting in lower inventory levels. This effect was accompanied by reduced accounts receivable and decreased income tax payments. In 3Q24, the Company used cash in financing activities totaling Ps. 34,767 million, primarily for the repayment of borrowings (net of proceeds) and interest payments. Regarding cash used in investing activities, the Company spent a total of Ps. 17,629 million, primarily on maintenance capex and the 25-kilogram bags project.

3Q24 Earnings Conference Call When: 11:00 a.m. U.S. ET (1:00 p.m. BAT), November 7, 2024 Dial-in: 0800-444-2930 (Argentina), 1-833-255-2824 (U.S.), 1-866-605-3852 (Canada), 1-412-902-6701 (International) Password: Loma Negra Call Webcast: https://event.choruscall.com/mediaframe/webcast.html?webcastid=EWyEphAC Replay: A telephone replay of the conference call will be available until November 14, 2024. The replay can be accessed by dialing 1-877-344-7529 (U.S. toll free), or 1-412-317-0088 (International). The passcode for the replay is 4815080. The audio of the conference call will also be archived on the Company’s website at www.lomanegra.com Definitions Adjusted EBITDA is calculated as net profit plus financial interest, net plus income tax expense plus depreciation and amortization plus exchange rate differences plus other financial expenses, net plus tax on debits and credits to bank accounts, plus share of loss of associates, plus net Impairment of Property, plant and equipment, and less income from discontinued operation. Loma Negra believes that excluding tax on debits and credits to bank accounts from its calculation of Adjusted EBITDA is a better measure of operating performance when compared to other international players. Net Debt is calculated as borrowings less cash, cash equivalents and short-term investments. About Loma Negra Founded in 1926, Loma Negra is the leading cement company in Argentina, producing and distributing cement, masonry cement, aggregates, concrete and lime, products primarily used in private and public construction. Loma Negra is a vertically-integrated cement and concrete company, with nationwide operations, supported by vast limestone reserves, strategically located plants, top-of-mind brands and established distribution channels. Loma Negra is listed both on BYMA and on NYSE in the U.S., where it trades under the symbol “LOMA”. One ADS represents five (5) common shares. For more information, visit www.lomanegra.com. Note The Company presented some figures converted from Pesos to U.S. dollars for comparison purposes. The exchange rate used to convert Pesos to U.S. dollars was the reference exchange rate (Communication “A” 3500) reported by the Central Bank for U.S. dollars. The information presented in U.S. dollars is for the convenience of the reader only. Certain figures included in this report have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be arithmetic aggregations of the figures presented in previous quarters. Rounding: We have made rounding adjustments to reach some of the figures included in this annual report. As a result, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them. Disclaimer This release contains forward-looking statements within the meaning of federal securities law that are subject to risks and uncertainties. These statements are only predictions based upon our current expectations and projections about possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” “seek,” “forecast,” or the negative of these terms or other similar expressions. The forward-looking statements are based on the information currently available to us. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including, among others things: changes in general economic, political, governmental and business conditions globally and in Argentina, changes in inflation rates, fluctuations in the exchange rate of the peso, the level of construction generally, changes in cement demand and prices, changes in raw material and energy prices, changes in business strategy and various other factors. You should not rely upon forward-looking statements as predictions of future events. Although we believe in good faith that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Any or all of Loma Negra’s forward-looking statements in this release may turn out to be wrong. You should consider these forward-looking statements in light of other factors discussed under the heading “Risk Factors” in the prospectus filed with the Securities and Exchange Commission on October 31, 2017 in connection with Loma Negra’s initial public offering. Therefore, readers are cautioned not to place undue reliance on these forward- looking statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this release to conform these statements to actual results or to changes in our expectations. IR Contacts Marcos I. Gradin, Chief Financial Officer and Investor Relations Diego M. Jalón, Investor Relations Manager +54-11-4319-3050 investorrelations@lomanegra.com --- Financial Tables Follow ---

Table 8: Condensed Interim Consolidated Statements of Financial Position (amounts expressed in millions of pesos, unless otherwise noted) As of September 30, As of December, 31 2024 2023 ASSETS Non-current assets Property, plant and equipment 969,733 971,878 Right to use assets 3,038 5,133 Intangible assets 2,655 3,196 Investments 64 64 Goodwill 641 641 Inventories 56,736 45,699 Other receivables 10,703 3,725 Total non-current assets 1,043,571 1,030,337 Current assets Inventories 166,065 154,181 Other receivables 18,789 43,839 Trade accounts receivable 49,737 45,858 Investments 5,793 3,448 Cash and banks 7,925 10,127 Total current assets 248,309 257,453 TOTAL ASSETS 1,291,881 1,287,790 SHAREHOLDER'S EQUITY Capital stock and other capital related accounts 245,724 245,880 Reserves 347,251 333,390 Retained earnings 121,628 13,860 Equity attributable to the owners of the Company 714,603 593,131 Non-controlling interests 71 (36) TOTAL SHAREHOLDER'S EQUITY 714,674 593,095 LIABILITIES Non-current liabilities Borrowings 135,225 222,032 Provisions 8,824 13,590 Salaries and social security payables 199 1,062 Debts for leases 1,829 5,589 Other liabilities 556 963 Deferred tax liabilities 237,631 214,884 Total non-current liabilities 384,262 458,121 Current liabilities Borrowings 50,381 75,038 Accounts payable 70,778 115,416 Advances from customers 5,688 8,833 Salaries and social security payables 13,363 17,888 Tax liabilities 44,788 5,949 Debts for leases 1,212 2,448 Other liabilities 6,735 11,002 Total current liabilities 192,945 236,574 TOTAL LIABILITIES 577,207 694,695 TOTAL SHAREHOLDER'S EQUITY AND LIABILITIES 1,291,881 1,287,790

Table 9: Condensed Interim Consolidated Statements of Profit or Loss and Other Comprehensive Income (unaudited)
(amounts expressed in millions of pesos, unless otherwise noted)

	Three-months ended September 30,			Nine-months ended September 30,		
	2024	2023	% Change	2024	2023	% Change
Net revenue	180,686	229,223	-21.2%	485,991	650,629	-25.3%
Cost of sales	(139,911)	(175,918)	-20.5%	(365,422)	(489,589)	-25.4%
Gross Profit	**40,774**	**53,306**	**-23.5%**	**120,569**	**161,041**	**-25.1%**
Selling and administrative expenses	(16,569)	(19,027)	-12.9%	(48,440)	(57,866)	-16.3%
Other gains and losses	1,198	809	48.1%	1,828	2,010	-9.1%
Tax on debits and credits to bank accounts	(1,821)	(2,455)	-25.8%	(5,092)	(7,246)	-29.7%
Finance gain (cost), net						
Gain on net monetary position	34,504	89,582	-61.5%	222,407	169,684	31.1%
Exchange rate differences	(9,570)	(51,104)	-81.3%	(30,650)	(88,817)	-65.5%
Financial income	567	551	3.0%	1,155	11,176	-89.7%
Financial expenses	(12,902)	(43,914)	-70.6%	(65,395)	(109,660)	-40.4%
Profit (loss) before taxes	**36,182**	**27,749**	**30.4%**	**196,382**	**80,321**	**144.5%**
Income tax expense						
Current	(13,652)	5,485	n/a	(51,900)	(7,753)	569.5%
Deferred	(1,377)	(10,056)	-86.3%	(22,746)	(12,359)	84.1%
Net Profit (Loss)	**21,153**	**23,177**	**-8.7%**	**121,735**	**60,210**	**102.2%**
Net Profit (Loss) for the period attributable to:						
Owners of the Company	20,929	22,861	-8.5%	121,628	60,646	100.6%
Non-controlling interests	224	315	-29.0%	107	(437)	n/a
NET PROFIT (LOSS) FOR THE PERIOD	**21,153**	**23,177**	**-8.7%**	**121,735**	**60,210**	**102.2%**
Earnings per share (basic and diluted):	**35.8696**	**39.1868**	**-8.5%**	**208.4535**	**103.9400**	**100.6%**

Table 10: Condensed Interim Consolidated Statement of Cash Flows

(amounts expressed in millions of pesos, unless otherwise noted)

	Three-months ended September 30,		Nine-months ended September 30,	
	2024	**2023**	**2024**	**2023**
CASH FLOWS FROM OPERATING ACTIVITIES				
Net Profit (Loss)	**21,153**	**23,177**	**121,735**	**60,210**
Adjustments to reconcile net profit to net cash provided by operating activities				
Income tax expense	15,029	4,572	74,647	20,111
Depreciation and amortization	17,875	18,025	46,751	51,389
Provisions	254	3,555	3,494	8,502
Exchange rate differences	8,459	40,555	28,318	65,272
Interest expense	10,143	39,992	48,354	95,559
Gain on disposal of property, plant and equipment	(420)	(591)	(953)	(1,266)
Gain on net monetary position	(34,504)	(89,582)	(222,407)	(169,684)
Impairment of trust fund	185	52	637	(634)
Share-based payment	155	46	394	329
Changes in operating assets and liabilities				
Inventories	12,700	6,580	(23,348)	(13,578)
Other receivables	(3,114)	(14,610)	9,935	1,087
Trade accounts receivable	(5,793)	(19,957)	(36,975)	(44,330)
Advances from customers	2,026	187	(1,629)	781
Accounts payable	17,941	17,205	30,053	42,401
Salaries and social security payables	2,799	4,230	5,358	7,100
Provisions	(318)	(791)	(755)	(1,419)
Tax liabilities	893	16,756	(1,483)	9,705
Other liabilities	(279)	879	(3,526)	3,668
Income tax paid	(1,616)	(7,380)	(7,376)	(18,854)
Net cash generated by (used in) operating activities	**63,570**	**45,154**	**71,225**	**118,603**
CASH FLOWS FROM INVESTING ACTIVITIES				
Proceeds from disposal of Yguazú Cementos S.A.	-	308	-	1,309
Proceeds from disposal of Property, plant and equipment	629	2,127	1,189	2,164
Payments to acquire Property, plant and equipment	(17,931)	(15,427)	(47,870)	(36,926)
Payments to acquire Intangible Assets	(142)	(175)	(323)	(913)
Contributions to Trust	(185)	(153)	(637)	(957)
Net cash generated by (used in) investing activities	**(17,629)**	**(13,321)**	**(47,641)**	**(35,323)**
CASH FLOWS FROM FINANCING ACTIVITIES				
Proceeds from non-convertible negotiable obligations	-	59,423	-	278,383
Proceeds from borrowings	65,411	24,263	287,829	113,822
Loss on transactions with securities	-	(2,254)	-	(2,254)
Interest paid	(10,527)	(32,581)	(51,293)	(78,173)
Dividends paid	-	(54,199)	-	(175,038)
Debts for leases	(326)	(528)	(1,235)	(1,454)
Repayment of borrowings	(89,324)	(55,330)	(250,554)	(154,596)
Share repurchase plan	-	-	(551)	-
Net cash generated by (used in) financing activities	**(34,767)**	**(61,206)**	**(15,804)**	**(19,311)**
Net increase (decrease) in cash and cash equivalents	11,174	(29,372)	7,780	63,969
Cash and cash equivalents at the beginning of the period	3,454	100,370	13,575	30,828
Effect of the re-expression in homogeneous cash currency ("Inflation-Adjusted")	(1,013)	(8,821)	(8,183)	(35,566)
Effects of the exchange rate differences on cash and cash equivalents in foreign currency	104	2,432	546	5,379
Cash and cash equivalents at the end of the period	**13,718**	**64,610**	**13,718**	**64,610**

Table 11: Financial Data by Segment (figures exclude the impact of IAS 29)

(amounts expressed in millions of pesos, unless otherwise noted)

	Three-months ended September 30,				Nine-months ended September 30,			
	2024	%	**2023**	%	**2024**	%	**2023**	%
Net revenue	**174,172**	100.0%	**66,249**	100.0%	**407,229**	100.0%	**152,118**	100.0%
Cement, masonry cement and lime	153,962	88.4%	58,431	88.2%	361,440	88.8%	133,033	87.5%
Concrete	14,101	8.1%	6,012	9.1%	32,714	8.0%	14,967	9.8%
Railroad	16,606	9.5%	5,240	7.9%	37,626	9.2%	11,934	7.8%
Aggregates	4,002	2.3%	2,090	3.2%	10,053	2.5%	4,690	3.1%
Others	1,864	1.1%	384	0.6%	3,893	1.0%	831	0.5%
Eliminations	(16,364)	-9.4%	(5,908)	-8.9%	(38,497)	-9.5%	(13,338)	-8.8%
Cost of sales	**110,611**	100.0%	**41,856**	100.0%	**244,738**	100.0%	**95,750**	100.0%
Cement, masonry cement and lime	95,182	86.1%	35,172	84.0%	206,245	84.3%	79,350	82.9%
Concrete	13,087	11.8%	5,667	13.5%	31,682	12.9%	14,101	14.7%
Railroad	13,343	12.1%	4,745	11.3%	32,814	13.4%	10,934	11.4%
Aggregates	4,364	3.9%	1,919	4.6%	10,357	4.2%	4,129	4.3%
Others	999	0.9%	261	0.6%	2,138	0.9%	573	0.6%
Eliminations	(16,364)	-14.8%	(5,908)	-14.1%	(38,497)	-15.7%	(13,338)	-13.9%
Selling, admin. expenses and other gains & losses	**13,302**	100.0%	**4,764**	100.0%	**35,208**	100.0%	**11,757**	100.0%
Cement, masonry cement and lime	11,977	90.0%	4,183	87.8%	31,852	90.5%	10,249	87.2%
Concrete	298	2.2%	244	5.1%	1,065	3.0%	594	5.0%
Railroad	668	5.0%	205	4.3%	1,302	3.7%	600	5.1%
Aggregates	44	0.3%	22	0.5%	108	0.3%	47	0.4%
Others	316	2.4%	110	2.3%	881	2.5%	267	2.3%
Depreciation and amortization	**1,761**	100.0%	**1,059**	100.0%	**4,271**	100.0%	**2,775**	100.0%
Cement, masonry cement and lime	1,377	78.2%	828	78.2%	3,083	72.2%	2,187	78.8%
Concrete	56	3.2%	31	2.9%	160	3.7%	71	2.6%
Railroad	244	13.9%	148	14.0%	804	18.8%	380	13.7%
Aggregates	82	4.7%	51	4.8%	220	5.1%	132	4.8%
Others	1	0.1%	1	0.1%	4	0.1%	4	0.1%
Adjusted EBITDA	**52,019**	100.0%	**20,687**	100.0%	**131,554**	100.0%	**47,386**	100.0%
Cement, masonry cement and lime	48,180	92.6%	19,904	96.2%	126,426	96.1%	45,621	96.3%
Concrete	773	1.5%	131	0.6%	127	0.1%	343	0.7%
Railroad	2,839	5.5%	438	2.1%	4,314	3.3%	780	1.6%
Aggregates	(324)	-0.6%	199	1.0%	(193)	-0.1%	647	1.4%
Others	551	1.1%	15	0.1%	879	0.7%	(6)	0.0%
Reconciling items:								
Effect by translation in homogeneous cash currency ("Inflation-Adjusted")	(8,740)		32,426		(10,846)		109,188	
Depreciation and amortization	(17,875)		(18,025)		(46,751)		(51,389)	
Tax on debits and credits banks accounts	(1,821)		(2,455)		(5,092)		(7,246)	
Finance gain (cost), net	12,599		(4,884)		127,518		(17,617)	
Income tax	(15,029)		(4,572)		(74,647)		(20,111)	
NET PROFIT (LOSS) FOR THE PERIOD	**21,153**		**23,177**		**121,735**		**60,210**